FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 9, 2008

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

This Form 6-K consists of:

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company
NWT Uranium Corp. (“NWT” or the “Company”)
Suite 1001, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2.	Date of Material Change
A material change took place on December 20, 2007.

Item 3.	News Release
On December 20, 2007, a news release in respect of the material change was disseminated by the Company. A copy of this new release is attached hereto as Schedule “A”.

Item 4.	Summary of Material Change

NWT and Nu-Mex Uranium Corp. (“Nu-Mex”) have entered into an arrangement agreement dated December 20, 2007 (the “Arrangement Agreement”) pursuant to which Nu-Mex will acquire all of the outstanding common shares in the capital of NWT pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). Pursuant to the Arrangement: (a) each NWT common share will be exchanged for 0.40 common shares of Nu-Mex; and (b) any outstanding options and warrants to acquire common shares of NWT will be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

Item 5.	Full Description of Material Change
NWT and Nu-Mex have entered into the Arrangement Agreement pursuant to which Nu-Mex will acquire all of the outstanding NWT common shares under the Arrangement.

The board of directors of NWT, based in part on the recommendation of the independent committee of directors, has determined unanimously that the Arrangement is fair from a financial point of view, to the shareholders of NWT and is in the best interests of NWT and has determined unanimously to recommend that the NWT shareholders vote in favour of the Arrangement.

Evans & Evans, Inc., acting as financial advisor to NWT, has provided a verbal opinion to NWT that the consideration to be received by the NWT shareholders in connection with the Arrangement is fair, from a financial point of view, to NWT shareholders.

The Arrangement is to be carried out by way of a statutory plan of arrangement. The completion of the Arrangement is subject to a number of customary conditions precedent, including that the Arrangement be approved by 66 2/3% of the votes cast by NWT shareholders present in person or by proxy at the special meeting, and the approval of the Arrangement by the Superior Court of Justice of Ontario. The proposed transaction is also subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement is subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

The Arrangement Agreement includes customary mutual non-solicitation covenants by the parties but provides each party with the ability to respond to unsolicited proposals in accordance with the terms of the Arrangement Agreement. In the event that the Arrangement Agreement is terminated and either party accepts an acquisition proposal (in accordance with the terms of the Arrangement Agreement), the Arrangement Agreement imposes a termination fee of cash equal to the greater of: (i) $5,000,000; and (ii) 2% of the market capitalization of NWT.

The Arrangement Agreement provides that, subject to the terms therein, the special meeting of NWT shareholders to approve the Arrangement be held as soon as reasonably practicable, and in any event, no later than April 28, 2008. The management information circular for the special meeting of NWT shareholders will be mailed to NWT shareholders and be available at the SEDAR website at www.sedar.com. All securityholders are urged to read the management proxy circular once it is available.

The foregoing description of the Arrangement Agreement and related matters is qualified in its entirety to the terms and conditions of the Arrangement Agreement, which has been filed on SEDAR.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Marek J. Kreczmer, President and Chief Executive Officer.

Item 9.	Date of Report
Dated at Vancouver, in the Province of British Columbia, this 21st day of December, 2007.

NWT URANIUM CORP.
(signed) Marek J. Kreczmer
Marek J. Kreczmer President and Chief Executive Officer

SCHEDULE “A”

NWT URANIUM CORP. AND NU-MEX URANIUM CORP.

ENTER INTO AN ARRANGEMENT AGREEMENT

ALBUQUERQUE, NM / VANCOUVER, BC / December 20, 2007 – Nu-Mex Uranium Corp. (“Nu-Mex”) and NWT Uranium Corp. (“NWT”) announced today they have entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Nu-Mex will acquire 100% of the securities of NWT through a court-approved plan of arrangement (the “Arrangement”).

The Board of Directors of NWT, based in part on the recommendation of the Independent Committee of Directors, has unanimously recommended that NWT shareholders vote in favour of the Arrangement. The NWT Board has also received an opinion from its financial advisor, Evans & Evans, Inc., that the consideration to be received by NWT shareholders is fair from a financial point of view.

The acquisition will be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT will be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

There are currently 35,625,000 Nu-Mex common shares outstanding and 106,031,342 NWT common shares outstanding. Should the proposed Arrangement be completed and Nu-Mex acquires 100% of the NWT common shares, current Nu-Mex shareholders would own approximately 46% of Nu-Mex and current NWT shareholders would own approximately 54% of Nu-Mex (assuming that after the date hereof there would not be any additional common share issuances by either party, and not including any common shares issued in connection with the financing by Nu-Mex referred to below).

The Arrangement Agreement includes mutual customary non-solicitation covenants on NWT and Nu-Mex but provides each party with the ability to respond to unsolicited proposals in accordance with the terms of the Arrangement Agreement. In the event that the Arrangement Agreement is terminated and either party accepts a superior proposal, the Arrangement Agreement imposes a termination fee of cash equal to the greater of: (i) $5,000,000; and (ii) 2% of the market capitalization of NWT.

The completion of the Arrangement is subject to a number of customary conditions precedent, including that the Arrangement be approved by 66 2/3% of the votes cast by NWT shareholders present in person or by proxy at the special meeting, and the approval of the Arrangement by the Superior Court of Justice of Ontario. The proposed transaction is also subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement is subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

The Arrangement Agreement provides that, subject to the terms therein, the special meeting of NWT shareholders to approve the Arrangement be held as soon as reasonably practicable, and in any event, no later than April 28, 2008. The management information circular for the special meeting of NWT shareholders will be mailed to NWT shareholders and be available at the SEDAR website at www.sedar.com. All securityholders are urged to read the management proxy circular once it is available.

ABOUT NWT URANIUM CORP:

NWT Uranium Corp. is an international resource exploration company with an experienced, highly technical management team. Since its inception, NWT has concentrated on the acquisition of properties with potential uranium targets.

For further information see: see: www.nwturanium.com

Symbol: OTCBB – NWURF; TSX Venture – NWT

Contact person: Contact person: Marek J. Kreczmer, M.Sc., P.Eng., President and CEO, NWT Uranium Corp., (866) 437-9551; info@nwturanium.com.

ABOUT NU-MEX URANIUM CORP:

Nu-Mex Uranium Corp. is an exploration stage uranium mining company with corporate offices in London, England, and operational offices in New Mexico, USA. Its foundational assets are located in the southwest United States. Nu-Mex is focused on uranium resources that can be brought to near-term production.

For further information see: www.nu-mexuranium.com
Symbol: OTCBB – NUMX; Frankfurt AN4, WKN NO. A0MUN4.

Contact person: D. Bruce Horton, President and CEO, Nu-Mex Uranium Corp., (505) 842-5537

Contact North America: Investor Relations Tel.: 866-676-0153

Contact Europe: Investor Relations Tel.: +44-20-7665-1646

SAFE HARBOR STATEMENTS:

This press release contains “forward-looking information” that is based on the parties’ current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Nu-Mex’s proposed business combination with NWT. The words “may”, “would”, “could”, “should”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “plan”, “forecast”, “project” and “believe” or other similar words and phrases are intended to identify forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the parties’ actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: completion of the arrangement, economic performance of the combined company, and future plans and objectives of NWT and Nu-Mex, including future exploration and development. There are no assurances that the arrangement will be consummated. This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Both parties disclaim any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

This press release has been prepared by management of the parties who takes full responsibility for its contents. Each of the TSX Venture Exchange, the NASD, the SEC and the OTCBB neither approves nor disapproves of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: January 9, 2008